UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42378

Li Bang International Corporation Inc.

(Exact Name of Registrant as Specified in its Charter)

No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province

People’s Republic of China

+86 0510-81630030

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Extraordinary General Meeting of the Shareholders of Li Bang International Corporation Inc.

Li Bang International Corporation Inc., an exempted company limited by shares incorporated under the laws of the Cayman Islands (the “Company”), will hold an extraordinary general meeting of shareholders (the “Meeting”) at the principal offices of the Company located at No. 190 Xizhang Road, Gushan Town, Jiangyin City, Jiangsu Province, People’s Republic of China, at 09:30 a.m., Eastern Time, on Monday September 21, 2026.

In connection with the Meeting, attached hereto and incorporated by reference herein are the notice and explanatory statement of the Meeting and the form of proxy card, respectively.

Incorporation By Reference

This current report on Form 6-K is hereby incorporated by reference into the registration statement of Li Bang International Corporation Inc. on Form F-3 (File No. 333-291772), to be a part thereof from the date on which this current report on Form 6-K is submitted and to the extent not superseded by documents or reports subsequently filed or furnished.

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EXHIBIT INDEX

Exhibit	Title

99.1	Notice and Explanatory Statement of the Meeting, to be held on September 21, 2026, to be mailed to shareholders of the Company in connection with the Meeting

99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the Meeting

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Li Bang International Corporation Inc.

Date: September 2, 2026	By:	/s/ Feng HUANG
	Name:	Feng HUANG
	Title:	Chief Executive Officer

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